                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)

                            Ramsay Health Care, Inc.
                       -----------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01
                       -----------------------------------------
                         (Title of Class of Securities)

                                   751582206
                           -----------------------------------------
                                 (CUSIP Number)

                             Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                                 (212) 880-6000
                              -------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                                August 13, 1996
            (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b) (3) or (4), check the following box    .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D
CUSIP No. 751582206                                     Page 2 of 34 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Ramsay Holdings Pty. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New South Wales, Australia

NUMBER OF SHARES          7.  SOLE VOTING POWER
BENEFICIALLY OWNED                      0
BY EACH REPORTING
PERSON WITH               8.  SHARED VOTING POWER
                                   3,380,304

                          9.  SOLE DISPOSITIVE POWER
                                        0

                         10.  SHARED DISPOSITIVE POWER
                                   3,380,304

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,380,304

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.7%

14.  TYPE OF REPORTING PERSON

     CO

                                 Schedule 13D

CUSIP No. 751582206                                     Page 3 of 34 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ramsay Holdings HSA Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados
[S]                    [C]  [C]

NUMBER OF SHARES        7.  SOLE VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING
PERSON WITH             8.  SHARED VOTING POWER
                                 2,117,065

                        9.  SOLE DISPOSITIVE POWER
                                      0

                       10.  SHARED DISPOSITIVE POWER
                                 2,117,065

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,117,065

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.5%

14.  TYPE OF REPORTING PERSON

     CO

                                 Schedule 13D

CUSIP No. 751582206                                     Page 4 of 34 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Ramsay

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australian

NUMBER OF SHARES        7.  SOLE VOTING POWER
BENEFICIALLY OWNED               1,750
BY EACH REPORTING
PERSON WITH             8.  SHARED VOTING POWER
                                 3,380,304

                        9.  SOLE DISPOSITIVE POWER
                                 1,750

                       10.  SHARED DISPOSITIVE POWER
                                 3,380,304

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,382,054

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.8%

14.  TYPE OF REPORTING PERSON

     IN

                                 Schedule 13D

CUSIP No. 751582206                                     Page 5 of 34 Pages


          NOTE: This Amendment No. 9 ("Amendment No. 9") supplements and amends Items 2, 3, 4, 5 and 7 of Amendment No. 8 dated June 19, 1995 ("Amendment No. 8") to the Statement on Schedule 13D dated September 4, 1987 (the "Statement") filed with respect to the equity securities of Ramsay Health Care, Inc., a Delaware corporation ("RHCI").

Item 2.   Identity and Background.
          -----------------------

          This Amendment No. 9 is being filed by (a) Ramsay Holdings HSA Limited, an international business company organized under the laws of Barbados ("RHL"), which is indirectly owned by Paul Ramsay Holdings Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Holdings"), of which the ultimate controlling person is Paul J. Ramsay ("Ramsay"), (b) Holdings and (c) Ramsay.

          The principal business of RHL is the ownership of voting securities of RHCI. The principal business offices of RHL are located at c/o The Corporate Secretary Limited, Alleyne House, White Park Road, P.O. Box 806, East Bridgetown, Barbados.

          The principal business of Holdings is the provision of services to hospitals and real estate development companies. The principal business offices of Holdings are located at 154 Pacific Highway, 7th Floor, Greenwich, New South Wales 2065, Australia.

          The principal office of Ramsay is 154 Pacific Highway, 7th Floor, Greenwich, New South Wales 2065, Australia.

          During the last five years, none of RHL, Holdings or Ramsay have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was it or he, as applicable, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding (i) the executive officers and Directors of RHL and Holdings, (ii) the persons controlling RHL and Holdings and (iii) Ramsay, who ultimately controls Holdings and RHL.

                                 Schedule 13D

 CUSIP No. 751582206                                     Page 6 of 34 Pages


 Item 3.  Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          On October 12, 1995, Holdings, RHCI and Ramsay Health Care Pty. Limited ("Health Care"), entered into an Amended and Restated Stock Purchase Agreement whereby RHCI issued an aggregate of 275,863 shares of its common stock, $.01 par value, to Holdings for an aggregate purchase price of $1,000,003.38 payable $441,485.88 in cash and $558,517.50 as prepayment by RHCI of management fees payable to Health Care during RHCI's fiscal year ended June 30, 1996.

          On November 10, 1995, the Board of Directors of RHCI authorized RHCI to offer the holders of RHCI stock options the opportunity to exchange their stock options (the "Repricing Opportunity") for amended stock options with an exercise price of $2.50 per share, provided that the repriced stock options would not be exercisable until a date which is six months prior to the applicable expiration date of such stock options, and provided further that such stock options would be earlier exercisable in accordance with their vesting schedules in the event that the closing price for the common stock, $.01 par value of RHCI (the "Common Stock"), as quoted on the Nasdaq National Market had equalled or exceeded $7.00 per share on at least 15 trading days subsequent to November 10, 1995 (which need not be consecutive). Ramsay elected to accept the Repricing Opportunity and, as a result, Ramsay's stock options are not exercisable.

          On August 13, 1996, Holdings, RHCI and Health Care entered into a Stock Purchase Agreement whereby RHCI issued 275,546 shares of its Common Stock to Holdings for an aggregate purchase price of $757,752.00 payable $2,755.46 in cash and $754,996.54 as prepayment by RHCI of management fees payable to Health Care during RHCI's fiscal year ending June 30, 1997.

          On September 10, 1996, Ramsay, RHCI and Paul Ramsay Hospitals Pty. Limited, a company of limited liability organized under the laws of New South Wales, Australia ("Hospitals"), of which the ultimate controlling person is Ramsay, entered into an Exchange Agreement (the "Exchange Agreement") pursuant to which Ramsay surrendered for cancellation an aggregate of 476,070 stock options to purchase shares of Common Stock granted by RHCI to Ramsay under RHCI's stock option plans (the "Exchanged Options") in exchange for the issuance to Hospitals of warrants (the "Warrants") to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $2.75 per share. The Warrants will be exercisable during the period December 31,

                                 Schedule 13D

CUSIP No. 751582206                                     Page 7 of 34 Pages


2002 through June 30, 2003, provided that the Warrants would be earlier exercisable in the event that the closing price for the Common Stock as quoted on the Nasdaq National Market had equalled or exceeded $7.00 per share on at least 15 trading days subsequent to August 13, 1996 (which need not be consecutive). None of the Warrants are currently exercisable. Following the consummation of the transactions contemplated by the Exchange Agreement, Ramsay held an aggregate of 25,000 stock options to purchase shares of Common Stock (the "Ramsay Options").

Item 4.   Purpose of Transaction.
          ----------------------

          Ramsay, Holdings and RHL acquired the shares of Common Stock referred to in Item 3 for the purpose of investment.

          Ramsay, RHL and Holdings intend to continue to review their investment in RHCI. Depending upon future evaluations or the business prospects of RHCI and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Ramsay, RHL and Holdings may determine to increase or decrease their investment in RHCI by acquiring or disposing of additional Common Stock or other equity securities of RHCI.

Item 5.   Interest in Securities of Issuer
          --------------------------------

          The first paragraph of Subsection (a) of Item 5 is amended to read in its entirety as follows:

          (a) As of the close of business on September 10, 1996, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 3,382,054 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 34.8% of the Common Stock (such amount includes 3,380,304 shares of Common Stock beneficially owned by Holdings), (ii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 3,380,304 shares of Common Stock constituting, to the best knowledge of Holdings, approximately 34.7% of the Common Stock (such amount includes (x) 1,404,035 shares of Common Stock owned directly by RHL and
(y) 1,424,860 shares of Common Stock issuable upon conversion of 71,183 shares of Class B Preferred Stock, Series C (the "Series C Preferred Stock") owned directly by Holdings and 71,303 shares of Series C Preferred Stock owned directly by RHL) and (iii) RHL beneficially owned, for purposes of Rule 13d-3 under the Act, 2,117,065 shares of Common Stock constituting, to the best knowledge of RHL, approximately 23.5% of the Common Stock (such amount includes 713,030 shares of Common Stock issuable upon conversion of 71,303 shares of Series C Preferred Stock owned

                                 Schedule 13D

CUSIP No. 751582206                                     Page 8 of 34 Pages


directly by RHL). Ramsay, Holdings and RHL constitute a "group" within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership or the shares of Common Stock which were not owned directly by such person.

          Pursuant to the Exchange Agreement, Ramsay surrendered the Exchanged Options in exchange for the Warrants (which Ramsay directed RHCI to issue to Hospitals). The Warrants are not currently exercisable. As a result of Ramsay's acceptance of the Repricing Opportunity, all of Ramsay's stock options were repriced. Accordingly, none of the Ramsay Options are currently exercisable.

          Item 5 is hereby further amended by adding the following at the end thereof:

          On October 12, 1995, Holdings, RHCI and Ramsay Health Care Pty. Limited ("Health Care"), entered into an Amended and Restated Stock Purchase Agreement whereby RHCI issued an aggregate of 275,863 shares of its Common Stock to Holdings for an aggregate purchase price of $1,000,003.38 payable $441,485.88 in cash and $558,517.50 as prepayment by RHCI of management fees payable to Health Care during RHCI's fiscal year ended June 30, 1996.

          On November 10, 1995, the Board of Directors of RHCI authorized RHCI to offer the holders of RHCI stock the Repricing Opportunity pursuant to which the holders of RHCI stock options were offered the opportunity to exchange their stock options for amended stock options with an exercise price of $2.50 per share, provided that the repriced stock options would not be exercisable until a date which is six months prior to the applicable expiration date of such stock options, and provided further that such stock options would be earlier exercisable in accordance with their vesting schedules in the event that the closing price for the Common Stock as quoted an the Nasdaq National Market had equalled or exceeded $7.00 per share on at least 15 trading days subsequent to November 10, 1995 (which need not be consecutive). Ramsay elected to accept the Repricing Opportunity and, at present, as a result, the Ramsay Options are not exercisable.

          On August 13, 1996, Holdings, RHCI and Health Care entered into a Stock Purchase Agreement whereby RHCI issued 275,546 shares of its Common Stock to Holdings for an aggregate purchase price of $757,752.00 payable $2,755.46 in cash and $754,996.54 as prepayment by RHCI of management fees payable to Health Care during RHCI's fiscal year ending June 30, 1997.

                                 Schedule 13D

CUSIP No. 751582206                                     Page 9 of 34 Pages


          On September 10, 1996, Ramsay, RHCI and Hospitals entered into the Exchange Agreement pursuant to which Ramsay surrendered the Exchanged Options in exchange for the issuance of the Warrants to Hospitals. The Warrants will be exercisable during the period December 31, 2002 through June 30, 2003, provided that the Warrants would be earlier exercisable in the event that the closing price for the Common Stock as quoted on the Nasdaq National Market had equalled or exceeded $7.00 per share on at least 15 trading days subsequent to August 13, 1996 (which need not be consecutive). None of the Warrants are currently exercisable. Following the consummation of the transactions contemplated by the Exchange Agreement, Ramsay held an aggregate of 25,000 stock options to purchase shares of Common Stock.

          (b) Except as set forth in Item 6 of this Statement (i) Ramsay has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,955,444 shares of Common Stock and 142,486 shares of Series C Preferred Stock, and sole power to vote or to direct the voting and to dispose or direct the disposition of 1,750 shares of Common Stock, (ii) Holdings has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,955,444 shares of Common Stock and 142,486 shares of Series C Preferred Stock and (iii) RHL has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,404,035 shares of Common Stock and 71,303 shares of Series C Preferred Stock.

          (c) Except as set forth in Item 3 of this Statement, during the past 60 days neither Ramsay, Holdings nor RHL has effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

          Addendum A attached hereto and made a part hereof sets forth additional information regarding Items 5(a)-(c) with respect to (i) the executive officers of Holdings and RHL, (ii) the persons controlling Holdings and RHL and (iii) Ramsay.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 - Amended and Restated Stock Purchase Agreement dated as of
          ---------
October 12, 1995 by and among Holdings, RHCI and Health Care.

          Exhibit 2 - Stock Purchase Agreement dated as of August 13, 1996 by
          ---------
and among Holdings, RHCI and Health Care.

                                 Schedule 13D

CUSIP No. 751582206                                     Page 10 of 34 Pages


          Exhibit 3 - Power of Attorney from RHL.
          ---------

          Exhibit 4 - Power of Attorney from Holdings.
          ---------

          Exhibit 5 - Power of Attorney from Ramsay.
          ---------

                                 Schedule 13D

CUSIP No. 751582206                                     Page 11 of 34 Pages


                                   ADDENDUM A
                                   ----------


          Additional information required by Items 2 and 5 of Schedule 13D

                                   ---------

          The name and principal occupation or employment of each director and executive officer of Holdings and RHL, including Ramsay, is set forth below.

          Unless otherwise noted below, the principal business address of each director and executive officer of Holdings and RHL, including Ramsay, is c/o Ramsay Health Care Pty. Limited, 7th Floor, 154 Pacific Highway, Greenwich, New South Wales 2065, Australia.

          Unless otherwise noted below, each director and executive officer of Holdings and RHL, including Ramsay, is a citizen of Australia.

          Dennis H.L. Chandler, a Director of RHL, is a citizen of Barbados with a business address at Dowell Chambers, Room 206, Dowell House, Corner Roebuck and Palmetto Streets, Bridgetown, Barbados. Mr. Chandler is principally engaged in the practice of law.

          Holdings and RHL are controlled by Ramsay. Ramsay is an owner, director and executive officer of various companies in the health care, real estate development, communications and broadcasting businesses.

          During the last five years, none of Holdings, RHL, Ramsay or the directors and executive officers of Holdings or RHL set forth below, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          To the best of the knowledge of Holdings, RHL and Ramsay, except as set forth in Item 3 of this Statement and in the table below, none of Holdings, RHL or the directors or executive officers specified below, including Ramsay, is the beneficial owner of any of RHCI's securities nor have any of them effected any transaction in any such security during the past 60 days. However, if, after further investigation, Holdings, RHL or Ramsay becomes aware of any

                                 Schedule 13D

CUSIP No. 751582206                                     Page 12 of 34 Pages


such ownership or any such transaction and as a result, the information disclosed in this Schedule 13D is materially inaccurate, Holdings, RHL and Ramsay will promptly file an amendment to this Schedule 13D with the Securities and Exchange Commission.

                 Paul Ramsay Holdings Pty. Limited ("Holdings")

                                                      Beneficial
                          Present Principal         Ownership of
       Name                   Occupation             Common Stock
       ----               -----------------         -------------
Paul J. Ramsay       Director of Holdings;         3,382,054(1)
                     Director of RHL; owner,
                     director and executive
                     officer of various
                     companies in the health
                     care, real estate
                     development, communications
                     and broadcasting businesses

Michael S. Siddle    Director and Company                  1,750
                     Secretary of Holdings;
                     holds various executive
                     positions with corporations
                     controlled by Ramsay

Peter J. Evans       Director of Holdings;                 1,750
                     Director of RHL; holds
                     various executive positions
                     with corporations
                     controlled by Ramsay

M. Clare Wake        Company Secretary of                      0
                     Holdings and certain of its
                     affiliates

John Charles         Company Secretary of                      0
 Needham             Holdings and certain of its
                     affiliates


                                 Schedule 13D

CUSIP No. 751582206                                     Page 12 of 34 Pages


                      Ramsay Holdings HSA Limited ("RHL")



                                                      Beneficial
                          Present Principal         Ownership of
       Name                   Occupation             Common Stock
       ----               -----------------         -------------
Paul J. Ramsay          Director of Holdings;         3,382,054(1)
                        Director of RHL; owner,
                        director and executive
                        officer of various
                        companies in the health
                        care, real estate
                        development,
                        communications and
                        broadcasting businesses

Peter J. Evans          Director of Holdings;             1,750
                        Director of RHL; holds
                        various executive
                        positions with
                        corporations controlled
                        by Ramsay

Dennis H.L. Chandler    Director of RHL                       0

                                 Schedule 13D

CUSIP No. 751582206                                     Page 14 of 34 Pages


_____________________

(1) Ramsay's beneficial ownership of Common Stock includes 3,380,304 shares of Common Stock beneficially owned by Holdings (see Item 5), which entity Ramsay controls.

                                 Schedule 13D

CUSIP No. 751582206                                     Page 15 of 34 Pages


                                   SIGNATURE


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 1996


                         PAUL J. RAMSAY



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                   Thomas M. Haythe
                                   Attorney-in-Fact


                         PAUL RAMSAY HOLDINGS PTY. LIMITED



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                   Thomas M. Haythe
                                   Attorney-in-Fact


                         RAMSAY HOLDINGS HSA LIMITED



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                   Thomas M. Haythe
                                   Attorney-in-Fact

                                 Schedule 13D

CUSIP No. 751582206                                     Page 16 of 34 Pages

                               Index to Exhibits
                               -----------------

                                                                                              Page
                                                                                             Number
                                                                                             ------

Exhibit 1 - Amended and Restated Stock Purchase Agreement dated as of October
- ---------
     12, 1995 by and among Holdings, RHCI and Health Care.                                     --

Exhibit 2 - Stock Purchase Agreement dated as of August 13, 1996 by and
- ---------
     among Holdings, RHCI and Health Care.                                                     --

Exhibit 3 - Power of Attorney from RHL (incorporated by reference to
- ---------
     Exhibit 11 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by
     the Reporting Persons).                                                                   --

Exhibit 4 - Power of Attorney from Holdings (incorporated by reference to
- ---------
     Exhibit 12 to Amendment No. 8 to Schedule 13D dated June 19, 1995 filed by
     the Reporting Persons).                                                                   --

Exhibit 5 - Power of Attorney from Ramsay (incorporated by reference
- ---------
     to Exhibit 13 to Amendment No. 8 to Schedule 13D dated June 19, 1995
     filed by the Reporting Persons).                                                          --

                                                                       Exhibit 1
                 AMENDED AND RESTATED STOCK PURCHASE AGREEMENT
                 ---------------------------------------------


          AMENDED AND RESTATED STOCK PURCHASE AGREEMENT dated as of October 12, 1995 by and among Paul Ramsay Holdings Pty. Limited, an Australian corporation (the "Acquiror"), Ramsay Health Care, Inc., a Delaware corporation (the "Seller"), and, solely for the purposes of Sections I, III and VI hereof, Ramsay Health Care Pty. Limited, an Australian corporation (the "Manager").

                              W I T N E S S E T H:
                              - - - - - - - - - -

          WHEREAS, the Acquiror and the Seller are parties to that certain Stock Purchase Agreement dated as of September 7, 1995 (the "Original Agreement") pursuant to which the Acquiror is to purchase 266,667 shares of common stock, $.01 par value ("Common Stock"), of the Seller (the "Original Shares"), and the Seller is to issue and sell to the Acquiror, for the consideration therein provided, the Original Shares;

          WHEREAS, the Seller is unable to comply with the conditions to the Acquiror's obligation to close set forth in Section V(D) of the Original Agreement;

          WHEREAS, the Manager is an affiliate of the Acquiror and a party to that certain Amended and Restated Management Agreement dated as of June 25, 1992 with the Seller (the "Management Agreement") pursuant to which the Seller, among other matters, is obligated to pay certain management fees and other amounts to the Manager;

          WHEREAS, the Seller proposes to enter into an agreement with certain of its lenders which would restrict the payment in cash of the amounts now and hereafter due pursuant to the Management Agreement;

          WHEREAS, the Seller, the Acquiror and the Manager desire to provide for the issuance of 154,500 shares of Common Stock (the "Management Fee Shares") for a purchase price of $560,062.50 payable $1,545.00 in cash and as a prepayment by the Seller of $558,517.50 in Management Fees;

          WHEREAS, the Acquiror desires to purchase an additional 121,363 shares of Common Stock (the "Cash Shares", and together with the Management Fee Shares, the "Shares") for $439,940.88 in cash; and

          WHEREAS, the Acquiror and the Seller have determined that it is desirable to amend and restate the Original Agreement to delete Section V(D) of the Original

Agreement to provide for the purchase and sale of the Shares in lieu of the Original Shares as set forth herein;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:
                                   SECTION I

                        PURCHASE AND SALE OF THE SHARES
                        -------------------------------

          A.   Purchase and Sale of the Shares.  Subject to the terms and
               -------------------------------
conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements herein contained, (i) the Seller hereby agrees to sell, issue and convey to the Acquiror on the Closing Date (as hereinafter defined), and the Acquiror hereby agrees to purchase, acquire and accept from the Seller on the Closing Date, the Cash Shares, and (ii) the Manager hereby directs the Seller to, the Seller does hereby, issue and convey to the Acquiror on the date hereof, and the Acquiror hereby acquires and accepts from the Seller on the date hereof, the Management Fee Shares.

          B.   Consideration for the Shares.  The consideration for the issuance
               ----------------------------
of the Shares shall be paid as follows:

          (i) The Management Fee Shares are being issued for a purchase price of $560,062.50 payable $1,545.00 in cash and as a prepayment by the Seller of $558,517.50 of amounts now and hereafter due during the Seller's current fiscal year pursuant to the Management Agreement, representing a purchase price of $3.625 per share of Common Stock. The Manager hereby accepts the issuance by the Seller to the Acquiror of the Management Fee Shares as a prepayment of $558,517.50 of the amounts now or hereafter due during the Seller's current fiscal year pursuant to the Management Agreement. The Seller hereby acknowledges receipt of $1,545.00 in cash from the Manager in payment of the cash portion of the purchase price for the Management Fee Shares.

          (ii) The Acquiror hereby agrees, subject to and in accordance with the terms and conditions hereof, to pay to the Seller on the Closing Date, upon receipt of the certificate for the Cash Shares referred to in paragraph C of this Section I, the sum of $439,940.88, representing a purchase price of $3.625 per share of Common Stock, payable in cash by certified or official bank check payable to the order of the Seller or direct bank wire transfer of immediately available funds to a bank account or accounts to be designated by the Seller.

          C.  Delivery of the Shares.  The Acquiror hereby acknowledges receipt
              ----------------------
of a certificate of the Seller representing the Management Fee Shares. Delivery of the Cash Shares shall be made by the Seller to the Acquiror on the Closing Date by delivering a certificate of the Seller representing the Cash Shares registered in the name of the Acquiror, such certificate to be accompanied by any requisite documentary or stock transfer taxes.

          D.  The Closing.  The closing of the sale of the Cash Shares to the
              -----------
Acquiror shall occur on October 30, 1995 (the "Closing Date"), or on such other date as shall be mutually agreed to between the Seller and the Acquiror.

                                   SECTION II

                         REPRESENTATIONS AND WARRANTIES
                                  OF THE SELLER
                         ------------------------------

          The Seller hereby represents and warrants to the Acquiror and the Manager, as of the date hereof and as of the Closing Date, that:

          A.  Organization; Good Standing.  The Seller is a corporation duly
              ---------------------------
organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to own its properties and to conduct the businesses in which it is now engaged.

          B.  Authority.  The Seller has full corporate power and authority to
              ---------
execute and deliver this Agreement and to perform all of its obligations hereunder, and no consent or approval of any other person or governmental authority is required therefor. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its covenants and agreements hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors' rights or by general principles of equity.

          C.  No Legal Bar; Conflicts.  Neither the execution and delivery of
              -----------------------
this Agreement, nor the consummation of the transactions contemplated hereby, violates any provision of the Certificate of Incorporation or By-Laws of the Seller or any law, statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or results in any breach of any of the terms of or constitutes a default under or results in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which the Seller is a party or by which the Seller or any of its assets is bound.

          D.  Authorization of Shares.  The Shares being purchased by the
              -----------------------
Acquiror hereunder have been duly and validly authorized and, upon delivery of the certificate representing ownership by the Acquiror of the Shares as herein provided, for the consideration herein provided, such Shares will be duly and validly issued, fully paid and nonassessable.

                                  SECTION III

                         REPRESENTATIONS AND WARRANTIES
                        OF THE ACQUIROR AND THE MANAGER
                        ---------------------------------

          Each of the Acquiror and the Manager, jointly and severally, hereby represents and warrants to the Seller, as of the date hereof and as of the Closing Date, that:

          A.  Authority.  It has full corporate power and authority to execute
              ---------
and deliver this Agreement and to perform all of its obligations hereunder, and no consent or approval of any other person or governmental authority is required therefor. The execution and delivery of this Agreement by it, the performance by it of its covenants and agreements hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors' rights or by general principles of equity.

          B.  No Legal Bar; Conflicts.  Neither the execution and delivery of
              -----------------------
this Agreement, nor the consummation of the transactions contemplated hereby, violates any law, statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or results in any breach of any of the terms of or constitutes a default under or results in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which it is a party or by which it or any of its assets is bound.

          C.  Investment in the Seller.
              ------------------------

          (i) It understands that the Seller proposes to issue and deliver to the Acquiror the Shares pursuant to this Agreement without compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"); that for such purpose the Seller will rely upon its representations and warranties contained herein; and that such non-compliance with registration is not permissible unless such representations and warranties are correct.

          (ii) It understands that, under existing rules of the Securities and Exchange Commission (the "SEC"), the Acquiror may be unable to sell the Shares except to the extent that the Shares may be sold (i) pursuant to an effective registration statement covering such sale pursuant to the Securities Act and applicable state securities laws or an applicable exemption therefrom or (ii) in a bona fide private placement to a purchaser who shall be subject to the same restrictions on any resale or (iii) subject to the restrictions contained in Rule 144 under the Securities Act ("Rule 144").

          (iii) It is not relying on the Seller respecting the financial, tax and other economic considerations of an investment in the Common Stock, and it has relied on the advice of, or has consulted with, only its own advisors.

          (iv) It is familiar with the provisions of Rule 144 and the limitations upon the availability and applicability of such rule.

          (v) It is a sophisticated investor familiar with the type of risks inherent in the acquisition of restricted securities such as the Shares and its financial position is such that it can afford to retain the Shares for an indefinite period of time without realizing any direct or indirect cash return on its investment.

          (vi) It has such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the issuance of the Shares to the Acquiror and to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect thereto.

          (vii) The Acquiror is purchasing the Shares as an investment for its sole account, and without any present view towards the resale or other distribution thereof.

          D.  Legend.  Each certificate representing Shares shall contain upon
              ------
its face or upon the reverse side thereof a legend to the following effect:

     "These securities have not been registered under the Securities Act of 1933, as amended, or qualified under state securities laws and may not be sold, pledged, or otherwise transferred unless (a) covered by an effective registration statement under the Securities Act of 1933, as amended, and qualified under applicable state securities laws, or (b) the Corporation has been furnished with an opinion of counsel acceptable to the Corporation to the effect that no registration or qualification is legally required for such transfer."

                                   SECTION IV

                 CONDITIONS TO THE SELLER'S OBLIGATION TO CLOSE
                 ----------------------------------------------

          The obligation of the Seller to sell the Cash Shares and otherwise to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the following conditions precedent, any or all of which may be waived by the Seller in the Seller's sole discretion, and each of which the Acquiror hereby agrees to use its reasonable best efforts to satisfy at or prior to the Closing:

          A.   Representations, Warranties and Covenants.  The representations
               -----------------------------------------
and warranties of the Acquiror contained herein shall be true and correct at and as of the Closing Date with the same effect as though all such representations and warranties were made at and as of the Closing Date and the Acquiror shall have complied with all of its covenants and agreements contained herein required to be complied with on or prior to the Closing Date.

          B.   No Litigation.  No action, suit, proceeding, writ, judgment,
               -------------
injunction, decree or similar order of any governmental entity, authority or agency or of any other third party restraining, enjoining or otherwise preventing the consummation of any of the transactions contemplated by this Agreement, or seeking to obtain any damages or any other relief as a result of this Agreement or any of the transactions contemplated hereby, shall be pending or threatened.

          C.  Approvals.  All governmental, corporate and other third party
              ---------
filings, consents, authorizations and approvals (if any) that are required for the consummation of the transactions contemplated hereby shall have been duly made and obtained in form and substance reasonably satisfactory to the Seller.

                                   SECTION V

                CONDITIONS TO THE ACQUIROR'S OBLIGATION TO CLOSE
                ------------------------------------------------

          The obligation of the Acquiror to purchase the Cash Shares and otherwise to consummate the transactions contemplated by this Agreement on the Closing Date is subject to the following conditions precedent, any or all of which may be waived by the Acquiror in its sole discretion, and each of which the Seller hereby agrees to use its reasonable best efforts to satisfy at or prior to the Closing:


          A.   Representations, Warranties and Covenants.  The representations
               -----------------------------------------
and warranties of the Seller contained herein shall be true and correct at and as of the Closing Date with the same effect as though all such representations and warranties were made at and as of the Closing Date and the Seller shall have complied with all of its covenants and agreements contained herein required to be complied with on or prior to the Closing Date.

          B.   No Litigation.  No action, suit, proceeding, writ, judgment,
               -------------
injunction, decree or similar order of any governmental entity, authority or agency or of any other third party restraining, enjoining or otherwise preventing the consummation of any of the transactions contemplated by this Agreement, or seeking to obtain any damages or any other relief as a result of this Agreement or any of the transactions contemplated hereby, shall be pending or threatened.

          C.   Approvals.  All governmental, corporate and other third party
               ---------
filings, consents, authorizations and approvals (if any) that are required for the consummation of the transactions contemplated hereby will have been duly made and obtained in form and substance reasonably satisfactory to the Acquiror.

                                  SECTION VI

                                 MISCELLANEOUS
                                 -------------

          A.  Notices.  All notices, requests or instructions hereunder shall be
              -------
in writing and delivered personally, by telecopy or sent by registered or certified mail, postage prepaid, as follows:

               (1)  if to the Acquiror or the Manager:

                    154 Pacific Highway
                    Greenwich NSW 2065
                    Australia
                    Telecopy:  (011) 61-2-906-5205

               (2)  if to the Seller:

                    One Poydras Plaza
                    639 Loyola Avenue
                    Suite 1700
                    New Orleans, Louisiana  70113
                    Attention:  President
                    Telecopy No.:  (504) 585-0500

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered or delivered by telecopy, and five days after the date of mailing, if mailed.

          B.   Survival of Representations.  Each representation, warranty,
               ---------------------------
covenant and agreement of the parties hereto herein contained shall survive the execution of this Agreement, notwithstanding any investigation at any time made by or on behalf of any party hereto.

          C.   Entire Agreement.  This Agreement and the documents referred to
               ----------------
herein contain the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and amends and restates the Original Agreement in its entirety. No modification hereof shall be effective unless in writing and signed by the party against which it is sought to be enforced.

          D.   Assignment.  This Agreement shall not be assignable by the Seller
               ----------
or the Acquiror except pursuant to a writing executed by each of the parties hereto; provided that the Acquiror may assign any of its rights hereunder to any affiliate of the Acquiror which agrees to be bound by all of the obligations of the Acquiror hereunder or to any lender in connection with any financing transaction entered into by the Acquiror or any of its affiliates and that the Manager hereby assigns its rights to acquire the Management Fee Shares to the Acquiror.

          E.   Invalidity, Etc.  If any provision of this Agreement, or the
               ----------------
application of any such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

          F.   Expenses.  Except as expressly set forth herein, each of the
               --------
parties hereto shall bear such party's own expenses in connection with this Agreement and the transactions contemplated hereby.

          G.   Headings.  The headings of this Agreement are for convenience of
               --------
reference only and are not part of the substance of this Agreement.

          H.   Binding Effect.  This Agreement shall be binding upon and inure
               --------------
to the benefit of the parties hereto and their respective successors and assigns.

          I.   Governing Law.  This Agreement shall be governed by and construed
               -------------
in accordance with the laws of the State of Delaware applicable in the case of agreements made and to be performed entirely within such State.

          J.   Counterparts.  This Agreement may be executed in counterparts,
               ------------
each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

          K.   Third Party Beneficiary.  This Agreement shall not create any
               -----------------------
rights in favor of any person not a party hereto.


                              *        *        *

        IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

                                            PAUL RAMSAY HOLDINGS PTY. LIMITED



                                            By  /s/ Peter Evans
                                              --------------------------------
                                              Name:  Peter Evans
                                              Title: Director



                                            RAMSAY HEALTH CARE, INC.


                                            By  /s/ Reynold Jennings
                                              -------------------------------
                                              Name:  Reynold Jennings
                                              Title:


Solely for the purposes of
Sections I, III and VI:

RAMSAY HEALTH CARE PTY. LIMITED


By   /s/ Peter Evans
  ---------------------------------
  Name:  Peter Evans
  Title: Director

                                                                       Exhibit 2
                            STOCK PURCHASE AGREEMENT
                            ------------------------


          STOCK PURCHASE AGREEMENT dated as of August 13, 1996 by and among Paul Ramsay Holdings Pty. Limited, an Australian corporation (the "Acquiror"), Ramsay Health Care, Inc., a Delaware corporation (the "Seller"), and, solely for the purposes of Sections I, III and IV hereof, Ramsay Health Care Pty. Limited, an Australian corporation (the "Manager").

                              W I T N E S S E T H:
                              -------------------

          WHEREAS, the Manager is an affiliate of the Acquiror and a party to that certain Amended and Restated Management Agreement dated as of June 25, 1992 with the Seller (the "Management Agreement") pursuant to which the Seller, among other matters, is obligated to pay certain management fees ("Management Fees") and other amounts to the Manager;

          WHEREAS, an agreement of the Seller with certain of its lenders restricts or may restrict the payment in cash of the amounts now and hereafter due pursuant to the Management Agreement; and

          WHEREAS, the Seller, the Acquiror and the Manager desire to provide for the issuance of 275,546 shares of common stock, $.01 par value (the "Common Stock"), of the Seller (the "Shares") for a purchase price of $757,752.00, payable $2,755.46 in cash and as a prepayment by the Seller of $754,996.54 in Management Fees;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:
                                   SECTION I

                        PURCHASE AND SALE OF THE SHARES
                        -------------------------------

          A.   Purchase and Sale of the Shares.  Subject to the terms and
               -------------------------------
conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements herein contained, the Manager hereby directs the Seller to, the Seller does hereby, issue and convey to the Acquiror on the date hereof, and the Acquiror hereby acquires and accepts from the Seller on the date hereof, the Shares.

          B.  Consideration for the Shares.  The Shares are being issued for a
              ----------------------------
purchase price of $757,752.00 payable $2,755.46 in cash and as a prepayment by the Seller of $754,996.54 of amounts now and hereafter due during the Seller's current fiscal year pursuant to the Management Agreement, representing a purchase price of $2.75 per share of Common Stock. The Manager hereby accepts the issuance by the Seller to the Acquiror of the Shares as a prepayment of $754,996.54 of the amounts now or hereafter due during the Seller's current fiscal year pursuant to the Management Agreement. The Seller hereby acknowledges receipt of $2,755.46 in cash from the Manager in payment of the cash portion of the purchase price for the Shares.

          C.   Delivery of the Shares.  The Acquiror hereby acknowledges receipt
               ----------------------
of a certificate of the Seller representing the Shares.


                                   SECTION II

                         REPRESENTATIONS AND WARRANTIES
                                  OF THE SELLER
                         ------------------------------

          The Seller hereby represents and warrants to the Acquiror and the Manager, as of the date hereof, that:

          A.   Organization; Good Standing.  The Seller is a corporation duly
               ---------------------------
organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to own its properties and to conduct the businesses in which it is now engaged.

          B.   Authority.  The Seller has full corporate power and authority to
               ---------
execute and deliver this Agreement and to perform all of its obligations hereunder, and no consent or approval of any other person or governmental authority is required therefor. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its covenants and agreements hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors' rights or by general principles of equity.

          C.  No Legal Bar; Conflicts.  Neither the execution and delivery of
              -----------------------
this Agreement, nor the consummation of the transactions contemplated hereby, violates any provision of the Certificate of Incorporation or By-Laws of the Seller or any law, statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or results in any breach of any of the terms of or constitutes a default under or results in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which the Seller is a party or by which the Seller or any of its assets is bound.

          D.   Authorization of Shares.  The Shares being purchased by the
               -----------------------
Acquiror hereunder have been duly and validly authorized and, upon delivery of the certificate representing ownership by the Acquiror of the Shares as herein provided, for the consideration herein provided, such Shares will be duly and validly issued, fully paid and nonassessable.

                                  SECTION III

                         REPRESENTATIONS AND WARRANTIES
                        OF THE ACQUIROR AND THE MANAGER
                        ---------------------------------

          Each of the Acquiror and the Manager, jointly and severally, hereby represents and warrants to the Seller, as of the date hereof, that:

          A.   Authority.  It has full corporate power and authority to execute
               ---------
and deliver this Agreement and to perform all of its obligations hereunder, and no consent or approval of any other person or governmental authority is required therefor. The execution and delivery of this Agreement by it, the performance by it of its covenants and agreements hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors' rights or by general principles of equity.

          B.   No Legal Bar; Conflicts.  Neither the execution and delivery of
               -----------------------
this Agreement, nor the consummation of the transactions contemplated hereby, violates any law, statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or results in any breach of any of the terms of or constitutes a default under or results in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which it is a party or by which it or any of its assets is bound.

          C.   Investment in the Seller.
               ------------------------

          (i) It understands that the Seller proposes to issue and deliver to the Acquiror the Shares pursuant to this Agreement without compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"); that for such purpose the Seller will rely upon its representations and warranties contained herein; and that such non-compliance with registration is not permissible unless such representations and warranties are correct.

          (ii) It understands that, under existing rules of the Securities and Exchange Commission (the "SEC"), the Acquiror may be unable to sell the Shares except to the extent that the Shares may be sold (i) pursuant to an effective registration statement covering such sale pursuant to the Securities Act and applicable state securities laws or an applicable exemption therefrom or (ii) in a bona fide private placement to a purchaser who shall be subject to the same restrictions on any resale or (iii) subject to the restrictions contained in Rule 144 under the Securities Act ("Rule 144").

         (iii) It is not relying on the Seller respecting the financial, tax and other economic considerations of an investment in the Common Stock, and it has relied on the advice of, or has consulted with, only its own advisors.

          (iv) It is familiar with the provisions of Rule 144 and the limitations upon the availability and applicability of such rule.

          (v) It is a sophisticated investor familiar with the type of risks inherent in the acquisition of restricted securities such as the Shares and its financial position is such that it can afford to retain the Shares for an indefinite period of time without realizing any direct or indirect cash return on its investment.

          (vi) It has such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the issuance of the Shares to the Acquiror and to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect thereto.

          (vii) The Acquiror is purchasing the Shares as an investment for its sole account, and without any present view towards the resale or other distribution thereof.

          D.  Legend.  Each certificate representing Shares shall contain upon
              ------
its face or upon the reverse side thereof a legend to the following effect:

     "These securities have not been registered under the Securities Act of 1933, as amended, or qualified under state securities laws and may not be sold, pledged, or otherwise transferred unless (a) covered by an effective registration statement under the Securities Act of 1933, as amended, and qualified under applicable state securities laws, or (b) the Corporation has been furnished with an opinion of counsel acceptable to the Corporation to the effect that no registration or qualification is legally required for such transfer."

                                   SECTION IV

                                 MISCELLANEOUS
                                 -------------

          A.   Notices.  All notices, requests or instructions hereunder shall
               -------
be in writing and delivered personally, by telecopy or sent by registered or certified mail, postage prepaid, as follows:

               (1)  if to the Acquiror or the Manager:

                    154 Pacific Highway
                    Greenwich NSW 2065
                    Australia
                    Telecopy:  (011) 61-2-906-5205

               (2)  if to the Seller:

                    One Poydras Plaza
                    639 Loyola Avenue
                    Suite 1700
                    New Orleans, Louisiana  70113
                    Attention:  President
                    Telecopy No.:  (504) 585-0500

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered or delivered by telecopy, and five days after the date of mailing, if mailed.

          B.  Survival of Representations.  Each representation, warranty,
              ---------------------------
covenant and agreement of the parties hereto herein contained shall survive the execution of this Agreement, notwithstanding any investigation at any time made by or on behalf of any party hereto.

          C.   Entire Agreement.  This Agreement and the documents referred to
               ----------------
herein contain the entire agreement between the parties hereto with respect to the transactions contemplated hereby, and amends and restates the Original Agreement in its entirety. No modification hereof shall be effective unless in writing and signed by the party against which it is sought to be enforced.

          D.   Assignment.  This Agreement shall not be assignable by the Seller
               ----------
or the Acquiror except pursuant to a writing executed by each of the parties hereto; provided that the Acquiror may assign any of its rights hereunder to any affiliate of the Acquiror which agrees to be bound by all of the obligations of the Acquiror hereunder or to any lender in connection with any financing transaction entered into by the Acquiror or any of its affiliates and that the Manager hereby assigns its rights to acquire the Shares to the Acquiror.

          E.   Invalidity, Etc.  If any provision of this Agreement, or the
               ----------------
application of any such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

          F.   Expenses.  Except as expressly set forth herein, each of the
               --------
parties hereto shall bear such party's own expenses in connection with this Agreement and the transactions contemplated hereby.

          G.   Headings.  The headings of this Agreement are for convenience of
               --------
reference only and are not part of the substance of this Agreement.

          H.   Binding Effect.  This Agreement shall be binding upon and inure
               --------------
to the benefit of the parties hereto and their respective successors and assigns.

          I.   Governing Law.  This Agreement shall be governed by and construed
               -------------
in accordance with the laws of the State of Delaware applicable in the case of agreements made and to be performed entirely within such State.

          J.   Counterparts.  This Agreement may be executed in counterparts,
               ------------
each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

          K.   Third Party Beneficiary.  This Agreement shall not create any
               -----------------------
rights in favor of any person not a party hereto.


                              *        *        *

        IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.


                                          PAUL RAMSAY HOLDINGS PTY. LIMITED


                                          By   /s/ Peter Evans
                                            --------------------------------
                                            Name:  Peter Evans
                                            Title: Director



                                          RAMSAY HEALTH CARE, INC.


                                          By   /s/ Remberto Cibran
                                            --------------------------------
                                            Name:  Remberto Cibran
                                            Title: President and Chief
                                                   Operating Officer


Solely for the purposes of
Sections I, III and IV:

RAMSAY HEALTH CARE PTY. LIMITED


By     /s/ Peter Evans
   ---------------------------------
  Name:  Peter Evans
  Title: Director